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                    [Letterhead of Fry's Electronics, Inc.]



VIA FACSIMILE


                                  July 9, 2001



Mr. Darryl Peck
Chairman of the Board and
  Chief Executive Officer
Cyberian Outpost, Inc.
23 North Main Street
P.O. Box 636
Kent, Connecticut  06757

Dear Darryl,

     Our familiarity with your online "superstore" website and the business environment in which you operate as well as our review of publicly available information concerning Cyberian Outpost, Inc. (the "Company") has convinced us that the acquisition of Cyberian Outpost by Fry's is in the best interests of each of our respective companies and stockholders. Accordingly, we are prepared to offer to purchase all outstanding shares of common stock of the Company for $0.70 per share in cash. We believe that this proposal represents a superior alternative to the pending all-stock acquisition by PC Connection, Inc., particularly in light of recent developments at PC Connection.

     Moreover, we expect that following our proposed acquisition, the Company will continue to operate as a separate company under its current management team and that, with our support, your vision for Cyberian Outpost can ultimately be realized. We sincerely value the talents and skills of the Company's employees and management and intend to make every reasonable effort to convince them to remain with the Company following the transaction. They will be fairly compensated and eligible to participate in incentive plans that we will establish for their benefit.

     Our offer represents a 27% premium to the Company's closing price on Friday, July 6, 2001, and a 26% premium to the average closing price of your common stock since you announced the PC Connection merger. We believe our offer represents the fair value of the Company based solely upon publicly available information. We would appreciate the opportunity to review the Company's material non-public information and disclosure schedules, subject to a customary confidentiality agreement and your obligations under your merger agreement with PC Connection. We believe such a review would take no longer than one week, following which we may be prepared to increase our offer price further.

     Fry's Electronics, Inc. is a privately-held retailer of personal computing and electronics products with 18 retail superstores in four states. We have sufficient funds to effect the transaction on a timely basis and do not need to condition our offer on obtaining financing. In addition, we are prepared to make arrangements to provide working capital financing for the



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Company, if necessary, on substantially the same terms as are being provided by
PC Connection. The Company will also enjoy the benefit of Fry's significant buying power, retail experience and in-store promotion of the Company's online offerings. We believe the strategic fit to be compelling.

     We have carefully reviewed the agreements concerning PC Connection's pending acquisition of the Company. Subject to our review and approval of the disclosure schedules, we would be prepared to sign a merger agreement containing substantially similar representations, warranties, covenants and conditions. However, among other matters, our agreement with you:

     -    would provide for a price of $0.70 per share in cash;

     - would not contain a price adjustment based on your June to August revenues;

     - would not contain the $1 million walk-away right that currently exists in favor of PC Connection;

     - would not include a lock-up warrant, but rather would contain a customary break up fee; and

     - could be structured as a two-step merger with an up-front tender offer in order to provide cash to your stockholders as soon as possible.

     Our offer is subject only to negotiation of a definitive agreement consistent with the previous paragraph and the other terms set forth in this letter. We have received all necessary corporate approvals for the transaction and believe such an agreement could be negotiated in a matter of days--if not hours. We could instruct our attorneys to promptly send you a markup of your existing agreement that we would be prepared to sign if that would be helpful.

     As you know, we currently own approximately 10.9% of the Company's common stock. We intend to vote our shares against the adoption of the current PC Connection transaction when and if that transaction is submitted to the Company's stockholders for their approval. We also reserve the right to solicit proxies in opposition to that transaction. In our view, certain provisions in the merger agreement and the warrant are inconsistent with the fiduciary obligations of the Company's Board of Directors to its stockholders, including Fry's, and are invalid under applicable law. We are prepared, if necessary, to challenge the legality of these agreements.

     Rather than engage in time-consuming and costly litigation, however, we think it would be in all of our interests to negotiate an agreement, consistent with your obligations under the merger agreement and related warrant, that provides for the acquisition of the Company by Fry's and termination of the agreements between PC Connection and the Company. We are prepared to pay to PC Connection a termination fee equal to $500,000, representing approximately 3% of the Company's current equity value. If the warrant is declared invalid or PC Connection agrees to our proposed termination fee, we would also be prepared to increase our offer to the



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Company's stockholders by the difference between the $1.5 million profit cap set forth in the warrant and the termination fee to be paid to PC Connection.

     Darryl, we cannot overemphasize how enthusiastic we are about this offer, and we hope that you and the Company's Board of Directors and stockholders will share our enthusiasm. We would welcome the opportunity to meet with you and your Board of Directors to further discuss our proposal and to answer any questions you may have. We respectfully request a response by the close of business on Wednesday, July 11. Alternatively, we are prepared to make our offer directly to your stockholders.

     We look forward to hearing from you.



                                  Very truly yours,

                                  FRY'S ELECTRONICS, INC.



                                  By:      /s/ John C. Fry
                                     --------------------------------------
                                     Chief Executive Officer



cc:   The Board of Directors of Cyberian Outpost, Inc.
      Ms. Patricia Gallup,
         Chairman of the Board, PC Connection, Inc.